Exhibit 4.1

Liability Limitation Agreement

NKSJ Holdings, Inc (“NKSJ Holdings”) and its Outside Director (the “Outside Director”) (see *Note below) agree as follows in accord with Paragraph 1 of Article 427 of the Companies Act and NKSJ Holdings’ articles of incorporation.

Section 1. Limitation of Liability

If the Outside Director acts in good faith and is not grossly negligent in performing his/her duties, the Company and the Outside Director agree that the Outside Director’s liability under Paragraph 1 of Article 423 of the Companies Act (the “Liability”) is limited to the minimum liability amount specified in Paragraph 1 of Article 425 of the Companies Act.

Section 2. Procedure for Limitation of Liability

If any Liability arises from the Outside Director’s performance his/her duties, the Company shall determine whether to limit the Liability under the preceding Section 1 and promptly notify the Outside Director of the decision.

Section 3. Limitation of Benefits

If the Company decides to limit the Liability, it will not thereafter give to the Outside Director any property benefits provided in Paragraph 4 of Article 425 of the Companies Act without obtaining the approval of the Company’s shareholders at a shareholders’ meeting.

Section 4. Termination of Agreement

This agreement terminates if:

(1)	the Outside Director retires from office due to non-reappointment;

(2)	the Outside Director takes a position as executive director, officer, or manager or other employee of the Company or its subsidiaries; or

(3)	the Company and the Outside Director enter into a separate liability limitation agreement with each other.

Section 5. Consultation

Matters not provided for in this Agreement shall be determined through consultation between the Company and the Outside Director.

The parties are signing and sealing this Agreement in duplicate originals, one of which is retained by each of the parties.

April 1, 2010

NKSJ Holdings, Inc.

26-1 Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo

By: /s/ Masatoshi Sato

Name: Masatoshi Sato

Title: Representative Director, President and Chief Executive Officer

*Note: The Company has entered into Liability Limitation Agreements with the Outside Directors listed below.

By: /s/ Akira Gemma, Tsunehisa Katsumata, Seiichi Asaka, Sumitaka Fujita, Yoshiharu Kawabata, George Olcott

Name: Akira Gemma, Tsunehisa Katsumata, Seiichi Asaka, Sumitaka Fujita, Yoshiharu Kawabata, George Olcott